SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF Nº 02.558.115/0001 -21
NIRE 33 300 276 963

MINUTES OF THE STATUTORY AUDIT COMMITTEE’S MEETING
HELD ON JANUARY 31, 2006

DATE AND TIME: January 30, 2006, at 10:00 AM.

PLACE: At the head offices of TIM Participações S.A. (“Company”), at Avenida das Américas, 3434, Bloco 01, 7th floor-part, Barra da Tijuca, in the city of Rio de Janeiro, State of Rio de Janeiro.

ATTENDANCE: Messrs. Josino de Almeida Fonseca, Antônio Abrahão Chalita, Antônio Carlos Rovai, José Antonio Ramos and Sheila Periard Henrique Silva, permanent members of the Statutory Audit Committee.

INVITED PERSONS: Also attended the meeting the representative of Ernst & Young Auditores Independentes S.S., external auditors of the Company, the representative of ACAL Auditoria e Consultoria S/S, Mr. Gelson Amaro. Also attended Mr. Paulo Roberto Cruz Cozza, chief financial and investor relation officer of the Company.

AGENDA: (1) review and issue opinion about the Management Report and the Financial Statements of Company for the fiscal year ended on December 31, 2005, as audited by Ernst & Young Auditores Independentes S.S.; (2) review and issue opinion about the management’s proposal for the Capital Budget for the fiscal year 2006; (3) review and issue opinion about the management’s proposal for the application of the net profit of the fiscal year of 2005 and distribution of dividends by Company; (4) review and issue opinion about the proposal of merger into the assets of the Company of all shares issued by TIM Celular S.A. (“TIM Celular”), in the terms of the version of the “Merger Agreement of the Shares of TIM Celular S.A. by TIM Participações S.A.”, with subsequent conversion of TIM Celular into a whole-owned subsidiary of the Company.

DECISIONS: The members of Statutory Audit Committee, in the use of their legal and statutory attributions, proceeded, on this date, with the analysis and discussions about the matters contained in the agenda, having also taken knowledge of the opinions of the Statutory Audit Committee of the subsidiaries TIM Sul S.A. and TIM Nordeste Telecomunicações S.A about the Financial Statement of December 31, 2005, as well as the Capital Budget of mentioned subsidiaries for the 2006 fiscal year. Upon analyzes and discussions of the matters contained in the agenda, it was decided unanimously by the

Statutory Audit Committee members that the works be suspended until 15pm of January 31, 2006, in order to allow them to acknowledge the decisions of the Board of Directors with respect to such matters. Once approved the matters contained in the agenda by the Board of Directors of the Company, it was resumed the meeting at 15pm of January 31, 2006, with the attendance of the representative of Ernst & Young Auditores Independentes S.S., Mr. Mauro Moreira, who rendered the explanations requested by the members of the Statutory Audit Committee with respect to the auditing services for the fiscal year ended on December 31, 2005. After that, the members of the Statutory Audit Committee expressed the following opinions about the matters contained in the agenda: (1) in the terms of the opinion attached hereto, the Statutory Audit Committee, unanimously, opined favorably to the approval of the Management Report and the Financial Statements of the Company for the fiscal year ended on December 31, 2005, as audited by Ernst & Young Auditores Independentes S.S; (2) in the terms of the opinion attached hereto, the Statutory Audit Committee, unanimously, opined favorably to management’s proposal for the Capital Budget of the Company for the fiscal year 2006, in the amount of R$ 543,245,000.00 (five hundred and forty-three million, two hundred and forty-five thousand reais). It is hereby stated that the each of the Committee members Sheila Periard Henrique Silva and Antônio Abrahão Cunha Chalita presented their respective opinions related to this matter in writing, which shall be filed at the head offices of the Company; (3) in the terms of the opinion attached hereto, the Statutory Audit Committee, unanimously, opined favorably to the management’s proposal for the application of the net profit of the fiscal year of 2005 and with respect to the distribution of dividends by the Company. It is hereby stated that each of the Committee members Sheila Periard Henrique Silva and Antônio Abrahão Cunha Chalita presented their respective opinion related to this matter in writing, which shall be filed at the head offices of Company; and (4) in the terms of opinion attached hereto, the Statutory Audit Committee, unanimously, opined favorably to the proposal of merger into the assets of the Company of all shares issued by TIM Celular and to the version of the “Merger Agreement of the Shares of TIM Celular S.A. by TIM Participações S.A.”, that is found on the Desk, which is adequate and in accordance with the legal and statutory disposition related to the matter. In view of the foregoing, the members of the Statutory Audit Committee recommend the submission of the matters contained in items (1), (2), (3) and (4) above to the General Meeting of Shareholders of the Company.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes drawn up, read, approved and signed by all attending Committee members.

Rio de Janeiro (RJ), January 31st, 2006.

Josino de Almeida Fonseca

Antônio Abrahão Chalita

Antônio Carlos Rovai

José Antonio Ramos

Sheila Periard Henrique Silva

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF N. 02.558.115/0001 -21
NIRE 33 300 276 963

STATUTORY AUDIT COMMITTEE / AUDIT COMMITTEE OPINION

The undersigned members of the Statutory Audit Committee of TIM Participações S.A. (“Company”), in the performance of their legal and statutory duties, hereby opine with respect to the following matters:

Opinion:

(1) Management Report and Financial Statements of the Company for the fiscal year ended on December 31st, 2005, as audited by Ernst & Young Auditores Independentes S.S.: the matter was discussed and reviewed by the members of the Company’s Statutory Audit Committee, as per item VII of Section 163 of Law 6,404/76 and the other applicable statutory provisions, and such members unanimously opined favorably to the approval of the Management Report and Financial Statements of the Company for the fiscal year ended on December 31st, 2005;

(2) Management’s Proposal for Capital Budget of the Company for the fiscal year of 2006: the matter was discussed and reviewed by the members of the Company’s Statutory Audit Committee, as per item III of Section 163 of Law 6,404/76 and the other applicable statutory provisions, and such members unanimously opined favorably to the approval of the Management’s proposal for Capital Budget of the Company for the fiscal year of 2006, in the total amount of R$ 543,245,000.00 (five hundred and forty three million, two hundred and forty five thousand reais), in the terms and according to specifications set forth in the Proposal for Capital Budget; and

(3) Management’s proposal for application of the net profit of the fiscal year of 2005 and distribution of dividends: the matter was discussed and reviewed by the members of the Company’s Statutory Audit Committee, as per item III of Section 163 of Law 6,404/76 and the other applicable statutory provisions, and such members unanimously opined favorably to the approval of the management’s proposal for application of the net profit of the fiscal year of 2005, in addition to the amount of R$ 18,837,716.33 (eighteen million, eight hundred and thirty seven thousand, seven hundred and sixteen reais and thirty three cents) related to the unrealized profits reserve, in the following terms: (i) 5% (five per cent) of the Net Profit of the fiscal year to form the Legal Reserve in the amount of R$ 21,724,437.43 (twenty one million, seven hundred and twenty four thousand, four hundred and thirty seven reais and forty three cents); (ii) the amount of R$ 122,028,794.12 (one hundred and twenty two million, twenty eight thousand, seven hundred and ninety four reais and twelve cents) for the payment of dividends and interest on own capital, net of withholding income tax, in the amount of R$ 10,500,000.00 (ten million, five hundred thousand reais); and (iii) the remaining balance of the Adjusted Net Profit, in the amount of R$ 299,073,233.37 (two hundred and ninety nine million, seventy three thousand, two hundred and thirty three reais and thirty seven cents) to the Profit for Expansion Reserve’s account.

In view of the foregoing, the Members of the Statutory Audit Committee recommend the submission of the matters contained in items (1), (2) and (3) above to the Company’s shareholders.

Rio de Janeiro (RJ), January 31st, 2006.

Josino de Almeida Fonseca

Antônio Abrahão Chalita

Antônio Carlos Rovai

José Antonio Ramos

Sheila Periard Henrique Silva

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF N. 02.558.115/0001 -21
NIRE 33 300 276 963

STATUTORY AUDIT COMMITTEE / AUDIT COMMITTEE OPINION

The undersigned members of the Statutory Audit Committee of TIM Participações S.A. (“Company”), in the performance of its legal and statutory duties, hereby opine with respect to the proposal of merger, to the assets of the Company, of all shares issued by TIM Celular S.A. (“TIM Celular”), in the terms of the draft of the “Merger Agreement of all Shares of TIM Celular S.A. by TIM Participações S.A.”, with subsequent conversion of TIM Celular into a whole-owned subsidiary of the Company.

Opinion:

The matter was discussed and reviewed by the members of the Company’s Statutory Audit Committee, as per item III of Section 163 of Law 6,404/76 and the other applicable statutory provisions, and such members unanimously opined favorably to the proposal of merger, to the assets of the Company, of all shares issued by TIM Celular, as well as to the version of the “Merger Agreement of all Shares of TIM Celular S.A. by TIM Participações S.A.” that is found on the Desk, which is adequate and in accordance with the legal and statutory disposition related to the matter.

In view of the foregoing, the Members of the Statutory Audit Committee recommend the submission of the matter above to the Company’s shareholders.

Rio de Janeiro (RJ), January 31st, 2006.

Josino de Almeida Fonseca

Antônio Abrahão Chalita

Antônio Carlos Rovai

José Antonio Ramos

Sheila Periard Henrique Silva

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 01, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer